Exhibit 99.1

FRANCO-NEVADA ANNOUNCES C$340 MILLION BOUGHT DEAL FINANCING

TORONTO, ONTARIO ( Nov. 22, 2011) - Franco-Nevada Corporation (the “Company”) (NYSE:FNV) (TSX:FNV) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, which has agreed to purchase, on a bought deal basis, 8,000,000 common shares (“Offered Shares”) of the Company at a price of C$42.50 per share, for aggregate gross proceeds of C$340,000,000 (the “Offering”). The underwriters will also have the option, exercisable in whole or in part at any time for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,200,000 common shares to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be C$391,000,000.

The Company plans to use the net proceeds from the offering for acquisitions, working capital and general corporate purposes.

The offering is scheduled to close on or about November 30, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

The Company intends to file a prospectus supplement to its existing base shelf prospectus on or about November 23, 2011 with the securities regulatory authorities in each of the provinces and territories in Canada, and will make a similar filing with the U.S. Securities and Exchange Commission.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036, toll-free at 800-414-3627 or e-mailing bmoprospectus@bmo.com.

Corporate Summary

Franco-Nevada Corporation (NYSE:FNV)(TSX:FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada is generating growing free cash flow and increasing dividends and is the gold investment that works.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. In particular, this press release contains forward-looking statements and information regarding the planned use of proceeds from the Offering. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: completion of the Offering in accordance with its terms; approval of the listing of the Offered Shares by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”); fluctuations in the prices of the primary commodities that drive the Company’s royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds royalty, stream or other interests in mineral and oil & gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties in which we hold a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which we hold a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which we hold a royalty, stream or other interest, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding or other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, completion of the Offering as contemplated, approval by the TSX and NYSE of the listing of the Offered Shares, the ongoing operation of the properties in which we hold a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the assets portfolio, no adverse development in respect of any significant property in which we hold a royalty, stream or other interest, the accuracy of publicly disclosed expectations for the development of the underlying properties that are not yet in production, the integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, as well as our annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please go to our website at www.franco-nevada.com.

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303